Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(Unaudited)	2011		2010		2009		2008		2007
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$305,523		$287,910		$292,768		$254,765		$249,925
Other interest	8,374		4,594		20,411		44,858		16,115
Amortization of debt discount, premium and expense	7,070		4,623		4,597		4,421		5,710
Interest on lease agreements	1,515		19,289		20,221		29,524		37,448
Total Fixed Charges	322,482		316,416		337,997		333,568		309,198
Earnings before income taxes and undistributed income of equity method investees	970,746		745,354		718,656		771,239		681,169
Earnings available for fixed charges	$1,293,228		$1,061,770		$1,056,653		$1,104,807		$990,367
Ratio of earnings to fixed charges	4.01	x	3.36	x	3.13	x	3.31	x	3.20	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.